                                                                  Exhibit (a)(9)


            Supplement to Offer to Purchase dated December 3, 1998

                   SUPPLEMENT TO OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                                      OF

                         STEEL OF WEST VIRGINIA, INC.

                                      AT

                             $10.75 NET PER SHARE

                                      BY

                            SWVA ACQUISITION, INC.
                           A WHOLLY OWNED SUBSIDIARY

                                      OF

                      ROANOKE ELECTRIC STEEL CORPORATION

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON TUESDAY, DECEMBER 15, 1998, UNLESS THE OFFER IS EXTENDED.


  THIS OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SHARES REPRESENTING MORE THAN 50% OF THE VOTING POWER (DETERMINED ON A FULLY-DILUTED BASIS) OF ALL SECURITIES OF STEEL OF WEST VIRGINIA, INC., ENTITLED TO VOTE GENERALLY IN THE ELECTION OF DIRECTORS OR IN A MERGER BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER. SEE SECTIONS 1 AND 15 OF THE OFFER TO PURCHASE (AS AMENDED AND SUPPLEMENTED BY THIS SUPPLEMENT) FOR ADDITIONAL TERMS AND CONDITIONS OF THE OFFER.

  THE BOARD OF DIRECTORS OF STEEL OF WEST VIRGINIA, INC., HAS UNANIMOUSLY DETERMINED THAT EACH OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF STEEL OF WEST VIRGINIA, INC., AND UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES TO SWVA ACQUISITION, INC., PURSUANT TO THE OFFER.

                               ---------------

                                   IMPORTANT

  IF YOU DESIRE TO TENDER ALL OR ANY PORTION OF YOUR SHARES IN THIS OFFER AND YOUR SHARES ARE REGISTERED IN YOUR NAME, YOU SHOULD COMPLETE AND SIGN THE LETTER OF TRANSMITTAL (OR A FACSIMILE THEREOF) IN ACCORDANCE WITH ITS INSTRUCTIONS AND MAIL OR DELIVER IT (OR ITS FACSIMILE) AND ANY OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY, AND THEN EITHER (I) DELIVER YOUR STOCK CERTIFICATES AND ANY OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY OR (II) FOLLOW THE PROCEDURES FOR BOOK-ENTRY TRANSFER SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE. IF YOUR SHARES ARE REGISTERED IN "STREET NAME," YOU MUST REQUEST YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO TENDER YOUR SHARES FOR YOU.

  IF YOU DESIRE TO TENDER YOUR SHARES BUT YOUR STOCK CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE, OR IF YOU CANNOT COMPLY WITH THE PROCEDURES FOR BOOK-ENTRY TRANSFER IN A TIMELY MANNER, YOU MAY TENDER YOUR SHARES BY FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE.

  QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT AT ITS ADDRESS AND TELEPHONE NUMBERS SET FORTH ON THE BACK COVER OF THIS SUPPLEMENT. ADDITIONAL COPIES OF THIS SUPPLEMENT, THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL, THE NOTICE OF GUARANTEED DELIVERY AND OTHER RELATED MATERIALS MAY BE OBTAINED FROM THE INFORMATION AGENT OR FROM BROKERS, DEALERS, COMMERCIAL BANKS AND TRUST COMPANIES.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                   GEORGESON
                                & COMPANY INC.

December 3, 1998

To the Stockholders of Steel of West Virginia, Inc.:

  This Supplement amends and supplements the Offer to Purchase, dated November 17, 1998 (the "OFFER TO PURCHASE"), of SWVA Acquisition, Inc., a Virginia corporation (the "PURCHASER") and a wholly owned subsidiary of Roanoke Electric Steel Corporation, a Virginia corporation (the "PARENT"), pursuant to which the Purchaser is offering to purchase all outstanding shares of Common Stock, par value $.01 per share (the "SHARES"), of Steel of West Virginia, Inc., a Delaware corporation (the "COMPANY"), and the associated rights to purchase Common Stock of the Company (the "RIGHTS") issued pursuant to the Rights Agreement dated as of March 19, 1997, between the Company and Continental Stock Transfer and Trust Company, as Rights Agent, as amended on November 10, 1998, at a purchase price of $10.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, as in this Supplement and in the Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the "OFFER"). Unless the context otherwise requires, all references herein to Shares include the associated Rights.

  This Supplement should be read in conjunction with the Offer to Purchase. Except as set forth in this Supplement, the terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal remain applicable in all respects to the Offer. Capitalized terms used but not defined herein shall have the meanings set forth in the Offer to Purchase.

  THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

  1. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. The following information amends and restates in its entirety the information set forth in
Section 10 of the Offer to Purchase.

  Set forth below is a chronology of events and a description of contacts between representatives of the Company and the Parent. The description of certain meetings of the Company's Board of Directors has been supplied by the Company. The Parent has followed the business activities of the Company for a period of time. Beginning in January, 1997, representatives of the Parent and the Company have engaged in discussions, from time to time, concerning a possible business combination involving the Company.

  The Parent understands that, in early January, 1997, CPT Holdings, Inc. ("CPT"), advised Robert L. Bunting, Jr., then Chief Executive Officer and Chairman of the Company, that it was making an unsolicited offer to acquire the Company for a price of $9.00 per Share. After a full review and consideration of the proposal, the Company's Board determined that the offer was inadequate, and that it was not in the best interests of the Company or its stockholders to proceed with discussions concerning an acquisition of the Company by CPT.

  On January 14, 1997, Mr. Bunting and Timothy R. Duke, then the President and Chief Operating Officer of the Company (and currently its Chief Executive Officer and President), met with Donald G. Smith, the President, Chief Executive Officer and Chairman of the Parent, at the offices of the Parent. The purpose of the meeting was to discuss the possibility of the Parent being a "white knight" in the event that CPT proceeded to attempt a hostile takeover of the Company.

  The Parent retained the services of Ewing Monroe Bemiss & Co. ("EWING MONROE") to evaluate the possibility of the Parent acquiring the Company and to advise the Board of Directors of the Parent in this regard. After consideration of the factors affecting the Company and the Parent at that time, and in light of the advice of Ewing Monroe, the Board of Directors of the Parent determined to pursue discussions with the Company for the possible acquisition of the Company.

  At the meeting of the Company's Board held on March 5, 1997, Mr. Duke advised the Company's Board that the Parent had advised him that it might have an interest in acquiring the Company at a price to be negotiated, but in no event greater than $11.00 per Share.

  In April 1997, based on information from the Parent, Mr. Duke understood that due to the possible entry of new competitors into the Company's markets, the Parent's revised valuation was in the neighborhood of $10.00 per Share. Later in April 1997, Mr. Duke informed Mr. Smith that the Company's Board had concluded that it was not in the best interests of the Company's stockholders to enter into a transaction with the Parent given the Parent's suggested valuation. There were no further contacts between the Company and the Parent until June 1998, other than with regard to the Company's purchasing of billets from the Parent.

  At a meeting of the Company's Board held on June 5, 1998, the Company's Board reviewed the operations of the Huntington facility, including the progress of the Company's modernization program, industry trends, potential competitors, various possible strategic alliances, and in light of the Company's stock trading price at the time, the possibility of the Company receiving an unsolicited, inadequate offer to stockholders that could also disrupt the Company's operations and employment levels, and leave the Company unable to serve its customers. The Company's Board authorized Mr. Duke to contact Mr. Smith to ascertain whether the Parent might have an interest in a strategic alliance.

  On June 11, 1998, Mr. Duke and Mr. Smith discussed the possible advantages of a strategic alliance between the Company and the Parent, including that the combined entity would have greater financial strength, that the Company's Huntington facility would have a ready source of billets from the Parent's facility and that the Parent would have a "built-in" customer for its billets. At the same time, Mr. Smith expressed a concern regarding any strategic alliance with the Company due to the possible entry of new competitors into the Company's markets.

  The Parent again consulted Ewing Monroe to evaluate a possible transaction with the Company and to advise the Parent's Board of Directors in this regard.

  On July 20, 1998, the Parent and the Company entered into the Parent Confidentiality Agreement (defined in Section 11 of the Offer to Purchase) preceding the Parent's review of certain information concerning the Company. Following the execution of this agreement, Mr. Duke and Daniel N. Pickens, a director of the Company and a First Vice President of Janney, kept the Company's directors informed regularly regarding discussions with the Parent's representatives.

  On July 28, 1998, Mr. Duke and Mr. Pickens met with Mr. Smith, Mr. A. Hugh Ewing III, President of Ewing Monroe, Ms. Mary Adams Bacon, a Managing Director of Ewing Monroe, and other representatives of the Parent. At the meeting, the parties discussed the Company's business, the Parent's business, industry trends, potential competitors and general parameters and concerns regarding possible terms and conditions of any transaction between the Company and the Parent.

  At a meeting of the Parent's Board of Directors on August 14, 1998, Mr. Ewing and Ms. Bacon made a detailed presentation regarding a possible transaction between the Company and the Parent. After considerable discussion, the Parent's Board of Directors determined to consider the issue further at its regularly scheduled meeting on August 18, 1998. At the meeting on August 18, the Parent's Board of Directors again met with Mr. Ewing and Ms. Bacon and again discussed the transaction under consideration. After a further detailed presentation by management and discussion, including consideration of the possible benefits to the Parent of a combination of the business of the Company and the Parent, the Parent's Board of Directors authorized management to negotiate the terms and conditions for a possible acquisition of the Company.

  At a meeting on August 19, 1998, the Company's Board reviewed and analyzed the discussion of July 28, 1998, together with the updated information on the operations of the Huntington facility, including the progress of the Company's modernization program, competitive trends in the industry and the Company's stock price and performance. At the meeting, the Company's Board further discussed the identity and key characteristics of other potential strategic partners. After considerable discussion, the Company's Board authorized Mr. Duke and Mr. Pickens to continue discussions with the Parent.

  On August 24, 1998, Mr. Duke and Mr. Pickens met again with Mr. Smith, Mr. Ewing and Ms. Bacon to review historical and projected performance of the Company and the Parent, strategic opportunities, valuation parameters and terms and conditions of a possible transaction. During the course of these discussions, the representatives of the Company and the Parent discussed certain financial information about the Company which was not publicly available. The information discussed consisted of the following forecasts of the Company's results of operations for the years 1998, 1999 and 2000: Net
Sales: $145.4 million, $172.0 million and $176.3 million respectively; Earnings Before Interest and Taxes: $13.0 million, $17.3 million and $17.4 million, respectively; Net Income: $6.1 million, $8.2 million and $8.3 million, respectively; and Earnings per Share: $1.02 million, $1.37 million and $1.39 million, respectively. The foregoing forecasts were prepared by the Company solely for internal use and not for publication or with a view to complying with the published guidelines of the Commission regarding projections or with the AICPA Guide for Prospective Financial Statements and are included in the Supplement to the Offer to Purchase only because they were furnished to the Parent. In the course of these discussions, representatives of the Company advised the Parent that the forecasts were prepared assuming that (i) both cost of sales and operating expenses, each as a percentage of sales, would be relatively flat during the three-year period, (ii) there would be growth in the number of tons sold in 1998 and 1999, as well as price increases in these two years, but that both the number of tons sold and the prices at which they were sold would be relatively flat in 2000, and (iii) the average number of fully-diluted shares would be flat during the three-year period. Additionally, the forecasts necessarily reflected numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are inherently uncertain or beyond the Company's control. One cannot predict whether assumptions made in preparing the forecasts will be accurate, and actual results may be materially higher or lower than those contained in the forecasts. The inclusion of this information should not be regarded as an indication that the Parent, the Company or anyone who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. Neither the Parent nor the Purchaser assumes any responsibility for the validity, reasonableness, accuracy or completeness of the forecasts and the Company has made no representation to the Parent regarding the forecasts described above.

  On September 9, 1998, the Company's Board met to discuss a possible transaction with the Parent. The Company's Board reviewed materials prepared by management and by Janney regarding the Company's historical performance, projected financial results, industry trends, stock price history, stock market data and potential competition. The Company's Board also reviewed the meeting held with the Parent's representatives on August 24, 1998, and authorized further discussion with the Parent.

  On September 11, 1998, Mr. Duke and Mr. Pickens met with Mr. Smith, Mr. Ewing and Ms. Bacon to discuss a possible transaction. At this meeting, Mr. Smith indicated that the Parent was only prepared to proceed with a transaction in which it acquired 100% of the Shares for $11.00 cash. After considerable discussion, Mr. Smith agreed to recommend to the Parent's Board of Directors that the Parent pay a price of $11.50 per Share in cash to acquire the Company. Mr. Smith's willingness to recommend that price to the Parent's Board of Directors was conditioned upon various other issues, including protective devices such as break-up fees, an option to purchase Shares and stockholder lock-ups, completion of due diligence and the negotiation of definitive agreements. At a recess in the meeting, Mr. Duke, Mr. Pickens, Albert W. Eastburn, the Chairman of the Company and Stephen A. Albert, a director of the Company and a member of Sierchio & Albert, P.C., general counsel to the Company, discussed the proposed sale of the Company via a conference call and concluded that Mr. Duke and Mr. Pickens should continue further discussions with the Parent. Negotiations between the Company and the Parent continued through the day.

  On September 14, 1998, via a conference call, counsel to the Company and counsel to the Parent discussed a possible transaction, including structure, due diligence and the preparation of documents.

  The Parent's Board of Directors met again on September 15, 1998, and discussed the September 11, 1998, meeting described above. The Parent's Board of Directors authorized the commencement of extensive due diligence activities by the Parent's counsel and consultants and, subject to the results thereof and satisfaction of further conditions of management, the continued negotiation of a possible agreement.

  On September 17, 1998, the Company's Board held a telephonic meeting at which it reviewed the Company's historical and projected results, industry trends, stock market trends and competitive factors. The Company's Board also analyzed and discussed the proposed purchase price in light of these factors, the Company's stock price, performance and trading volume and other possible strategic alternatives. The Company's Board approved the Company's retention of Janney as the Company's investment banker with regard to the transaction and the Company's retention of legal counsel with regard to the transaction. Legal counsel then advised the Company's Board with respect to certain legal matters, including its fiduciary obligations in connection with any possible sale of the Company. The Company's Board authorized the Company to continue negotiations with the Parent.

  On September 29, 1998, the Company's Board held a meeting at which Mr. Duke, Janney and legal counsel reviewed the status of negotiations with the Parent. Legal counsel again advised the Company's Board with respect to certain legal matters and reviewed the principal aspects of the Merger Agreement, including protective devices such as break-up fees, an option to purchase Shares and stockholder lock-ups. Representatives of Janney delivered its oral opinion to the Company's Board as to the fairness of the $11.50 cash consideration to be paid to the holders of the outstanding shares. The Company's Board then analyzed and discussed the offer, the Merger Agreement and the transactions contemplated thereby in light of the Company's historical performance, projected financial results, industry trends, potential competitors, stock price history and data, other strategic alternatives and various other matters that it considered relevant. Thereafter, the Company's Board unanimously resolved to recommend acceptance of the offer and approval and adoption of the Merger Agreement by the Company's stockholders.

  On October 6, 1998, the Parent's Board of Directors met again with representatives of Ewing Monroe to consider the proposed transaction. Based upon the Parent's due diligence investigation, as well as current competitive conditions in the industry and the decline in the Company's stock price, all of which were reviewed and addressed by Mr. Ewing and Ms. Bacon, the Parent's Board of Directors determined not to proceed with consideration of a final written agreement at that time, but did authorize Mr. Smith and other representatives of the Parent to continue due diligence investigations, as well as discussions and negotiations with representatives of the Company, and determined to meet and consider the matter further after additional due diligence and consideration of the financial aspects of the transaction.

  During the following three weeks, discussions continued between the parties, and the Parent proceeded with its continuing due diligence investigation. The Parent's Board of Directors met again October 20, 1998, and considered the status of the ongoing due diligence review and the differential between the trading price of the Company's stock and $11.50. The Parent's Board determined to reconvene to make a final decision on whether or not to proceed after management had further discussions with the Company's representatives and concluded other outstanding issues to management's satisfaction.

  On October 26, 1998, Mr. Duke and Mr. Pickens met with Mr. Smith, Mr. Ewing and Ms. Bacon. The parties discussed the results of the Parent's due diligence investigations, including Parent's assessment of the Company's steel manufacturing processes, properties and environmental and related issues, historical financial data (including data released in the Company's Form 10-Q for the three months ended September 30, 1998), and the concerns of the Parent raised by recently identified trends in the steel industry, including declining steel prices and increased foreign competition, due in part to an influx of Asian steel into the U.S. market. In addition, the price of the Company's stock had declined by approximately $4.00 per Share since the beginning of negotiations in July 1998. The Company's stock was trading at $9.625 per Share on July 25, 1998, and by October 23, 1998, the price per Share had declined to $5.50. The parties also discussed overall declining stock prices of similar corporations throughout the steel industry generally. Although no agreement was reached regarding the possible terms and conditions of a revised transaction at that time, Mr. Smith proposed a revised offer price of $10.00 per Share. The parties discussed the decrease in the proposed offer price in light of the foregoing factors, and finally narrowed their discussion of price to a range of $10.50 to $11.00 per Share. Following the meeting, Mr. Duke reported the results of the meeting to the other members of the Company's Board, and a meeting of the Company's Board was scheduled for November 2, 1998.

  On November 2, 1998, the Company's Board met to review the proposed transaction in light of all relevant data, including, in particular, industry trends, potential new competition, the operations of the Huntington facility, including the progress of the Company's modernization program, historical and projected results, the Company's stock price history and performance, together with other stock market data and trends, other strategic alternatives available to the Company and the due diligence performed by the Parent. The Company's Board then discussed and analyzed the data, and concluded that a sale of the Company to the Parent at a price of $10.75 per share would achieve for stockholders a value that they would not likely be able to realize in the foreseeable future and, accordingly, would be in the best interests of stockholders. Janney delivered its oral opinion to the Company's Board as to the fairness of a $10.75 price per Share to the stockholders of the Company from a financial point of view. The Company's Board then unanimously resolved to recommend acceptance of an offer of $10.75 per share, should the Parent make such an offer, and directed Mr. Pickens to approach Mr. Ewing regarding the Parent's willingness to enter into such a revised transaction who, in turn, talked to Mr. Smith. Later that day, Mr. Smith indicated that he was prepared to recommend an offer price of $10.75 per share to the Parent's Board of Directors.

  On November 9, 1998, the Board of Directors of the Parent met and considered the offer price of $10.75 and the report of management regarding the further negotiations with the Company. Ewing Monroe delivered its fairness opinion to the Parent's Board of Directors that stated that the Offer Price of $10.75 was, in light of all relevant factors, fair to the Parent from a financial point of view. The Parent's Board of Directors reviewed the fairness opinion, the factors discussed at the October 26, 1998 meeting, and the financing commitment letters. Following such discussion, the Parent's Board of Directors unanimously approved the proposed transaction and directed the officers to conclude the negotiations concerning various relevant documents and, upon finalizing such documents, to execute the Merger Agreement. On November 10, 1998, after finalization of the various open issues, including completion of the Commitment Letter, the Merger Agreement, the Stock Option Agreement, the Amendment to the Rights Agreement, the Stock Tender Agreements and related agreements were executed and delivered, and the transaction was announced publicly after the closing of trading on the Nasdaq National Market on November 10, 1998.

  2. OFFER CONDITIONS. The following information amends and restates in its entirety the information set forth in Section 15 of the Offer to Purchase.

  Notwithstanding any other provision of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or payment for any Shares tendered pursuant to the Offer, and may terminate the Offer (whether or not the Purchaser has purchased or paid for any Shares) to the extent permitted by the Merger Agreement unless the following conditions (the "OFFER CONDITIONS") have been satisfied:

    (a) at the expiration of the Offer, a number of Shares that constitutes more than 50% of the voting power (determined on a fully-diluted basis) on the date of purchase of all the securities of the Company entitled to vote generally in the election of directors or in a merger has been validly tendered in the Offer and not properly withdrawn prior to the expiration of the Offer (i.e., the Minimum Condition);

    (b) all of the representations and warranties of the Company set forth in the Merger Agreement that are qualified by reference to a Material Adverse Effect are true and correct, and any such representations and warranties that are not so qualified are true and correct in all respects except in any respect that is not likely to have a Material Adverse Effect, in each case as if such representations and warranties were made at the time of such determination; or

    (c) at the expiration of the Offer, none of the following events has occurred since November 9, 1998:

      (1) the entry or issuance of any order, preliminary or permanent injunction, decree, judgment or ruling in any action or proceeding before any court or governmental, administrative or regulatory authority or agency, or any statute, rule or regulation enacted, entered, enforced, promulgated, amended or issued that is applicable to the Parent, the Purchaser, the Company or any subsidiary or affiliate of the Purchaser or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency that is likely to have the effect of:
    (i) making illegal or otherwise directly or indirectly restraining or prohibiting the making of the Offer in accordance with the terms of the Merger Agreement, the acceptance for payment of, or payment for, some of or all the Shares by the Purchaser or any of its affiliates or the consummation of the Merger; (ii) prohibiting the ownership or operation of the Company and its subsidiaries by the Parent or any of the Parent's subsidiaries; (iii) imposing material limitations on the ability of the Parent, the Purchaser or any of the Parent's affiliates effectively to acquire or hold or to exercise in all material respects full rights of ownership of the Shares, including without limitation the right to vote any Shares acquired or owned by the Parent or the Purchaser or any of its affiliates on all matters properly presented to the stockholders of the Company, including, without limitation, the adoption of the Merger Agreement or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company; or (iv) requiring divestiture by the Parent or the Purchaser or any of their affiliates of any Shares;

      (2) (i) any general suspension of trading in, or limitation on prices (other than suspensions or limitations triggered on Nasdaq National Market by price fluctuations on a trading day) for, securities on any national securities exchange, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of a war or material armed hostilities or other material national calamity directly involving the entire United States or materially adversely affecting the consummation of the Offer or (v) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

      (3) (i) the Board of Directors of the Company or any committee thereof has withdrawn or modified in a manner adverse to the Parent or the Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer, (ii) any such person or group has entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries, or (iii) the Board of Directors of the Company or any committee thereof has resolved to do any of the foregoing;

      (4) the Company fails to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement;

      (5) the Merger Agreement has been terminated in accordance with its terms or the Offer has been terminated with the consent of the Company; or

      (6) any waiting periods under the HSR Act applicable to the purchase of Shares pursuant to the Offer or the Merger have not expired or been terminated;

and, upon the failure of any of the conditions set forth in paragraphs (b) or
(c) above, the Purchaser determines, in its reasonable judgment, that it is inadvisable for the Purchaser to proceed with the Offer or with the acceptance for payment of or payment for Shares.

  The Offer Conditions (other than the Minimum Condition) are for the sole benefit of the Purchaser and may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion.

  3. PRICE RANGE OF SHARES; DIVIDENDS. According to published financial sources, from November 17, 1998, the date of the Offer, through December 2, 1998, the last full day of trading prior to the date of this Supplement, the high and low sales prices per Share on the Nasdaq National Market were $10.75 and $10.3125, respectively. Stockholders are urged to obtain a current market quotation for the Shares.

  4. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS. ANTITRUST. On November 24, 1998, the waiting period under the HSR Act with respect to the Offer and the Merger was terminated early.

  5. MISCELLANEOUS. The Purchaser has filed with the Commission an Amendment No. 1 to the Tender Offer Statement pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Tender Offer Statement and any amendments thereto, including exhibits, may be inspected and copies obtained at the same place and in the same manner as set forth in Section 7 of the Offer to Purchase (except that they will not be available at the regional offices of the Commission).

                                          SWVA ACQUISITION, INC.

December 3, 1998

  Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       THE DEPOSITARY FOR THE OFFER IS:

                           FIRST UNION NATIONAL BANK

         By Overnight Courier:                By Mail or Hand Delivery:

   First Union Customer Information       First Union Customer Information
                Center                                 Center
      Corporate Trust Operations             Corporate Trust Operations
    1525 West W.T. Harris Blvd. 3C3       1525 West W.T. Harris Blvd., 3C3
 Charlotte, North Carolina 28262-1153   Charlotte, North Carolina 28288-1153
   Attn: Mike Klotz, Reorganization       Attn: Mike Klotz, Reorganization
              Department                             Department

                          By Facsimile Transmission:
                       (for Eligible Institutions Only)

                                (704) 590-7628

                       For Information or Confirmation:

                                (704) 590-7408

CONFIRM BY TELEPHONE:

  Any questions and requests for assistance may be directed to the Information Agent at its telephone numbers and address listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

  The Information Agent for the Offer is:

                                   GEORGESON
                                & COMPANY INC.
                               Wall Street Plaza
                           88 Pine Street 30th Floor
                           New York, New York 10005
                Banks and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll-Free: (800) 223-2064
                              FAX: (212) 440-9009